Exhibit 99.1

OFA Group Receives Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

Los Angeles, CA, December 17, 2025 — OFA Group (“OFA”, the “Company”, or “we”) (NASDAQ: OFAL), today announced that the Company had received a notification letter (the “Notification Letter”) dated December 11, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s ordinary shares, $0.001 par value (“Ordinary Shares”) was below $1.00 per share for a period of 30 consecutive business days from October 28, 2025 to December 10, 2025.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notification Letter has no immediate effect on the listing of the Company’s Ordinary Shares, which will continue to trade uninterrupted on Nasdaq under the ticker “OFAL”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until June 9, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by June 9, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Company’s Ordinary Shares have been redesignated as Class A ordinary shares and have commenced trading on Nasdaq on December 17, 2025 as Class A ordinary shares under the same symbol “OFAL.”

About OFA Group

OFA Group, through its wholly owned operating subsidiary, Office for Fine Architecture Limited, provides comprehensive architectural services, including design and fit out services for commercial and residential buildings. The Company’s mission is to leverage its expertise in architectural design to maximize the potential of every property, ensuring that its unique attributes are highlighted and enhanced. At the forefront of architectural innovation, the Company is developing proprietary AI technologies that aims to enhance the Company’s architectural design services by integrating cutting-edge artificial intelligence with human expertise. The Company is committed to innovation, efficiency, and scalability at the intersection of architectural excellence and technological advancement.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contact

OFA Group

Email: info@ofacorp.com

Website: www.ofacorp.com